Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Alpha Partners Technology Merger Corp. (the “Company”) on Amendment No. 4 to Form S-1 (File No. 333-253221) of our report dated February 17, 2021, except for the effects of the restatement discussed in Note 2 as to which the date is June 2, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Alpha Partners Technology Merger Corp. as of February 5, 2021 and for the period ended February 5, 2021 (inception) through February 5, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

June 2, 2021